UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Allied Gold Corporation
(Exact name of registrant as specified in its charter)

Ontario, Canada	001-42672	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario, Canada	M5J 2J3

(Address of principal executive offices)	(Zip Code)

-833-363-4435
Sofia Tsakos, Chief Legal Officer and Corporate Secretary 1-833-363-4435
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,          .

☒Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02 - Exhibit

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Allied Gold Corporation (“Allied Gold”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). Allied Gold is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2024 to satisfy the requirements of Item 2.01. Allied Gold’s ESTMA report is available in the Investors – ESTMA section of Allied Gold’s website at www.alliedgold.com or on the Government of Canada’s website at https://natural-resources.canada.ca/minerals-mining/services-mining-industry/extractive-sector-transparency/links-estma-reports. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description
2.01	Extractive Sector Transparency Measures Act - Annual Report for the year ended December 31, 2024.

(1)	The references to Allied Gold’s website and the Government of Canada’s website are provided for convenience only, and their contents are not incorporated by reference into this Form SD or the ESTMA Report nor deemed filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ALLIED GOLD CORPORATION
Date: September 15, 2025	By:	/s/ Sofia Tsakos
Sofia Tsakos
Chief Legal Officer and Corporate Secretary